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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D
                              (AMENDMENT NO. 4)

                 Under the Securities Exchange Act of 1934

                                   Jalate, Ltd.
           --------------------------------------------------------
                                (Name of Issuer)

                            Common Stock, no par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  470145 10 3
           --------------------------------------------------------
                                 (CUSIP NUMBER)

                                John D. Robertson
                              Hartzog Conger & Cason
                             1600 Bank of Oklahoma Plaza
                                  201 Robert S. Kerr
                            Oklahoma City, Oklahoma 73102
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 24, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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CUSIP No. 470145 10 3
          -----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     William M. DeArman
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 (2) Check the Appropriate Box if a Member of a Group*               (a)  / /
                                                                     (b)  /X/
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 (3) SEC Use Only

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 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
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                              (7) Sole Voting Power
                                  1,437,493 (consisting of 1,187,493 shares and
Number of                         250,000 warrants exercisable within 60 days)
Shares                       --------------------------------------------------
Beneficially                  (8) Shared Voting Power
Owned by Each                     4,200
Reporting Person             --------------------------------------------------
With                          (9) Sole Dispositive Power
                                  1,437,493 (consisting of 1,187,493 shares and
                                  250,000 warrants exercisable within 60 days)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  4,200
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,441,893 (consisting of 1,191,893 shares and 250,000
     warrants exercisable within 60 days)*
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* Excludes 17,500 shares held by or for the benefit of the reporting
     person's children.                                                   /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     27.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
*Includes 200 shares owned by an individual retirement account for the benefit of Mr. DeArman's wife, Carol DeArman.


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     The purpose of this Amendment No. 4 to the previously filed Schedule 13D is to report that the ownership of William M. DeArman in the Common Stock, no par value (the "Common Stock"), of Jalate, Ltd. (the "Issuer") has increased from 26.9% to 27.9%.

ITEM 1.  SECURITY AND ISSUER

     No change.

ITEM 2.  IDENTITY AND BACKGROUND

     No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On December 24, 1998, Mr. DeArman purchased in an open market transaction 50,000 shares of Common Stock for $.25 per share. The $12,500 purchase price came from the personal funds of Mr. DeArman.

ITEM 4.  PURPOSE OF TRANSACTION

     No change. Mr. DeArman notes, however, that, effective as of December 31, 1998, the Common Stock was delisted from the American Stock Exchange. Public announcement of this delisting was made prior to Mr. DeArman's purchase of the 50,000 shares of Common Stock described in Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. DeArman is the beneficial owner of an aggregate of 1,441,893 shares of Common Stock (consisting of 1,191,893 shares and 250,000 warrants) representing approximately 27.9% of the Common Stock. Of this amount, 1,186,493 shares and 250,000 warrants were purchased by Mr. DeArman, 4,000 shares were purchased by a trust of which Mr. DeArman is the sole beneficiary, 200 shares were purchased by an individual retirement account for the benefit of Mr. DeArman, 200 shares were purchased by an individual retirement account for the benefit of Mr. DeArman's wife, Carol DeArman, and 1,000 shares were purchased by Mr. DeArman as custodian for the benefit of certain of Mr. DeArman's children.

          This amount does not include 3,000 shares held individually by one of Mr. DeArman's children or 14,500 shares held by trusts for the benefit of certain of Mr. DeArman's children. Mr. DeArman disclaims beneficial ownership of these 17,500 shares held by or for the benefit of his children.


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     (b)  Mr. DeArman has the sole power to vote and to dispose of 1,187,493 shares of Common Stock of the Issuer and the sole power to dispose of the 250,000 warrants. Mr. DeArman shares the power to vote and dispose of 4,200 shares. Delaware Charter Guarantee & Trust Company, P.O. Box 8963, Wilmington, Delaware 19899-8963, shares the power to vote and dispose of the 4,000 shares held in trust for Mr. DeArman. Merrill Lynch Pierce Fenner & Smith, 3100 Texas Commerce Tower, Houston, Texas 77002 shares the power to vote and dispose of the 200 shares held by Mr. DeArman's individual retirement account. Merrill Lynch Pierce Fenner & Smith, 3100 Texas Commerce Tower, Houston, Texas 77002 and Mr. DeArman's wife, Carol DeArman, share the power to vote and dispose of the 200 shares held by Mrs. DeArman's individual retirement account.

     (c) On December 24, 1998, Mr. DeArman purchased in an open market transaction 50,000 shares of Common Stock for $.25 per share.

     (d)  Not Applicable.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     No change.


                                       4
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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: January 4, 1999.


                                       /s/ William M. DeArman
                                       ----------------------------------------
                                       William M. DeArman












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